Hello investor,

I am so excited to share with you that Neurocarrus just won a US federal award of nearly $3M! The award started September 18. It will pay for advanced testing of N-001 followed by an application to test the drug in human clinical trials. Advanced testing will expand on N-001's potency for severe pain relief and on its safety and manufacturing.

The prestige of this award cannot be understated. It is proof from the federal government of the value it sees in our effort to develop a new first-in-class treatment for pain without addiction and to fight the opioid epidemic. Please see the Neurocarrus website for more information.

Neurocarrus continues its raise on Wefunder. Why? Because new investment funds are essential to leverage the US award. Your investment will pay for critical items not covered by federal funds including patents, coordinating business operations, marketing and advertising, and will allow our participation in the government's reimbursement-only system.

We greatly appreciate your support!

Please reserve your investment here: https://wefunder.com/neurocarrus/.

Thank you

Paul
CEO
Neurocarrus